TABCORP

02060530

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

4 December 2002

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

SUPPL

Dear Sirs

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at (03) 9868 2112.

Yours truly

per Renee Katagiannis

<u>Peter Caillard</u>
General Counsel and Company Secretary

Enc.

12/19

File No 82-3841

TABCORP

ABN 66 063 780 709

4 December 2002

TABCORP'S REVENUE GROWTH IMPACTED BY SMOKING BANS

TABCORP today announced that for the five months to 30 November 2002, net revenue was 1.8% higher than for the same period last year.

The Wagering division has continued its good start to the year with a strong Spring Racing Carnival contributing to wagering revenue being up 7.1% on the prior comparative period. TABCORP achieved record turnover for all the major race days of the Melbourne Cup Carnival with Melbourne Cup Day turnover up 8.2% on the prior year.

At Star City, net revenue was up 0.3% on the prior comparative period. The main gaming floor tables have shown a marked improvement on the first quarter of this year, with revenue for the year to date now only down 1.9% compared to being down 4.6% for the first quarter. Revenue from tables in the private gaming room was down 13.4% for the period with October being particularly disappointing, however, November has shown some improvements with the international business in the private gaming room starting to see the benefits of the increased representation in marketing offices offshore. Electronic gaming machines performed well with revenue up 7.0%. The non-gaming operations continued to grow with food and beverage revenue up 14.5% and the hotel and apartments revenue up 7.4%.

The Gaming division's revenue for the five months to 30 November 2002 was up 0.4% relative to the prior comparative period. However, the introduction of the smoking ban on 1 September 2002 in gaming machine areas of hotels and clubs continues to impact revenue.

From 1 September 2002 through to 30 November 2002 revenue was down 8.8% relative to the prior comparative period. This compares to the 6.6% decline for the period from 1 September 2002 to 19 October 2002 announced at the company's annual general meeting.

The decline since 1 September followed the very strong performances achieved in the first two months of this year, with revenue growth of 11.4% and 17.1% in July and August, respectively.

.../2

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said "The Gaming division has traditionally experienced seasonal growth during the period from October through to Christmas, however, after the initial decline following the introduction of the smoking bans, weekly gaming revenue has remained relatively flat."

"Research conducted by TABCORP since the implementation of the ban indicates that customers who smoke are now playing less often and for shorter periods of time. Reasons cited include inadequate smoking facilities in venues, limitations on customer's ability to reserve machines and smokers feeling aggrieved at being targeted as a group" Mr Slatter said.

"TABCORP is working with its venue partners on a number of measures aimed at improving the appeal of its venues and gaming products for smoking customers. These focus on providing attractive areas adjacent to gaming rooms where customers can smoke, personalised machine reservation systems and service programs designed to ensure that customers who smoke feel they are valued" Mr Slatter said.

"These solutions will continue to be developed and implemented through the balance of this financial year" Mr Slatter added.

ENDS

For further information please contact:

Tricia Wunsch
General Manager, Corporate Affairs
TABCORP Holdings Limited
(03) 9868 2595